CONEXANT SYSTEMS, INC.

INSIDER TRADING POLICY

with Respect to
Certain Transactions in Company Securities

As of August 13, 2008

This Policy sets forth the guiding principles of Conexant Systems, Inc. (the “Company”) with respect to transactions in the Company’s securities.

APPLICABILITY OF POLICY

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

1. Trading on Material Nonpublic Information. No director, officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” means a day on which national stock exchanges and the New York Stock Exchange are open for trading.

2. Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. Even if you are not in possession of Material Nonpublic Information, do not recommend to any other person that they buy or sell securities of the Company. (Remember that “tipping” Material Nonpublic Information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information).

If an Insider receives inquiries about the Company from securities analysts, reporters, or others, decline comment and direct them to any one of the Compliance Officers: The Chief Legal Officer or the Associate General Counsel and Assistant Secretary. Do not discuss Material Nonpublic Information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that cellular phone conversations are often overheard and that voice mail and e-mail messages may be retrieved by persons other than their intended recipients.

3. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. Keep all memoranda, correspondence and other documents that reflect nonpublic information in a secure place, such as a locked office or a locked file cabinet, so that they cannot be seen by third persons.

4. Blackout Periods. Pursuant to SEC rules effective January 26, 2003, directors and executive officers (i.e., those persons listed on Exhibit A, as revised from time to time) are prohibited from trading in Company equity securities during any period of three or more consecutive days during which at least 50% of the participants or beneficiaries in an “individual account” retirement plan of the Company or its subsidiaries are unable to purchase, sell, or otherwise acquire or transfer an interest in the equity of the Company held in such plan due to a temporary suspension by the Company or a fiduciary (“Blackout Period”). “Individual account” plans include, without limitation, defined contribution plans such as broad-based tax-qualified 401(k) plans and profit sharing plans, stock bonus plans, and certain nonqualified deferred compensation arrangements. There are limited exceptions to this rule, and directors and executive officers should consult with the Company’s Chief Legal Officer or designee prior to attempting a stock transaction during the above-described Blackout Period.

5. 10b5-1 Programs. Pursuant to SEC Rule 10b5-1, directors, officers and employees of the Company may establish written programs which permit (i) automatic trading of the Company’s stock through a third-party broker or (ii) trading of the Company’s stock by an independent person (e.g., an investment banker) who is not aware of material nonpublic information at the time of a trade. All programs shall be subject to the restrictions and limitation set forth in Exhibit A, attached hereto, which shall be updated from time to time by the Company’s Chief Legal Officer to conform with any changes to SEC Rule 10b5-1 or the practices thereunder. Once a program is implemented in accordance with this section 4 and such Exhibit A, trades pursuant to such program shall not be subject to the limitations and restrictions set forth in other sections of this Insider Trading Policy. Trading pursuant to a program may occur even at a time outside of the Company’s trading window or when the person on whose behalf such trade is made is aware of material nonpublic information. Each program (or the form of program established by an investment bank or other third party) must be reviewed by the Company’s Chief Legal Officer prior to establishment, to confirm compliance with this policy and the applicable securities laws.

POTENTIAL CRIMINAL AND CIVIL LIABILITY
AND/OR DISCIPLINARY ACTION

1. Liability for Insider Trading. Insiders may be subject to penalties of up to $1,000,000 and up to ten years in jail for engaging in transactions in the Company’s securities at a time when they have knowledge of nonpublic information regarding the Company.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the "SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

3. Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

TRADING WINDOW

1. Trading Window. To ensure compliance with this Policy and applicable U.S. federal and state securities laws, the Company requires that all directors, officers and employees who have access to the Company’s internal financial statements or other Material Nonpublic Information refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the following period (the “Trading Window”):

Trading Window: The period in any fiscal quarter commencing at the close of business one (1) full Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the last day of the second month of the quarter.

The purpose behind the Trading Window is to help establish a diligent effort to avoid any improper transaction. It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days. Although the Company may from time to time recommend during a Trading Window that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

2. Preclearance of Trades. The Company has determined that all officers and directors of the Company and certain persons whose names are set forth on Schedule A attached hereto, must refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s “preclearance” process. Each officer and director must contact one of the Company’s Insider Trading Compliance Officers prior to commencing any trade in the Company’s securities.

The Company may also find it necessary, from time to time, to require compliance with the preclearance process from certain employees, consultants and contractors other than and in addition to officers and directors.

3. Individual Responsibility. Every officer, director and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

APPLICABILITY OF POLICY TO INSIDE INFORMATION
REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

• • • • • • • • • • • • • • •	Financial results
Projections of future earnings or losses
News of a pending or proposed merger
News of the disposition of a subsidiary
Impending bankruptcy or financial liquidity problems
Gain or loss of a substantial customer or supplier
Changes in dividend policy
New product announcements of a significant nature
Significant product defects or modifications
Significant pricing changes
Stock splits
New equity or debt offerings
Acquisitions
Significant litigation exposure due to actual or threatened litigation
Major changes in senior management.

Either positive or negative information may be material.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

CERTAIN EXCEPTIONS

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under any Company employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, because the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

ADDITIONAL INFORMATION — DIRECTORS AND OFFICERS

Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option nor the receipt of stock under the Company’s employee stock purchase plan is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or director may ever make a short sale of the Company’s stock. The Company will provide separate memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16 and its related rules.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer or Officers.

SCHEDULE A

PERSONS
SUBJECT TO PRE-CLEARANCE PROCEDURES

Who?	Prohibition during Window	Prohibition at Other Times

Board of Directors	Yes.	Yes, if in possession of material non-public info.

Named Executive Officers [Section 16 reporting] [CEO, Pres., EVP, CFO, CLO]	Yes.	Yes, if in possession of material non-public info.

Senior VPs	Yes.	Yes, if in possession of material non-public info.

VPs	Yes.	Yes, if in possession of material non-public info.

Legal team – all	Yes.	Yes, if in possession of material non-public info.

Finance team, “director” level or above	Yes.	Yes, if in possession of material non-public info.

Communications team, “director” level or above	Yes.	Yes, if in possession of material non-public info.

All other officers and employees	Yes, if in possession of material non-public info.	Yes, if in possession of material non-public info.

EXHIBIT A

Trading programs established pursuant to Paragraph 4 of the Specific Policies section of the Company’s Insider Trading Policy (each a “Program”) are limited to the following two types:

(a) A written Program which permits automatic trading of the Company’s stock through a third party broker (an “Automatic Trading Program”) established by a director, officer or employee of the Company (a “Program Eligible Person”) at a time when the program Eligible Person is not aware of material nonpublic information. The Automatic Trading Program document must specify the number of shares to be purchased or sold, the price(s) at which transaction are to take place, and the date(s) on which transactions are to take place. Alternatively, the Automatic Trading Program may establish an objective formula for any or all of these criteria (e.g., the number of shares could be specified as a percentage of the holdings of the Program Eligible Person); or

(b) A Program where transactions in the Company’s stock initiated by the trustee of a so-called “blind” trust, provided the Program is established by a Program Eligible Person at a time when the program Eligible Person is not aware of material nonpublic information. A “blind” trust is a trust established by a Program Eligible Person. The investment and disposition decisions must be made by an independent trustee without any involvement or even knowledge of the Program Eligible Person. The trustee should be a recognized financial institution possessing trust powers. Under this type of Program, the Program Eligible Person cannot exert any influence over, or even communicate with, the trustee regarding specific investments. If the trustee becomes aware of material nonpublic information regarding the Company, whether from the Program Eligible Person or otherwise, the trustee may not engage in a purchase or sale of the Company’s stock.

Additional Program Restrictions. All Programs shall also be subject to the following restrictions:

(a) The Program Eligible Person cannot engage in any separate transaction (e.g., a hedging transaction) which directly or indirectly alters or offsets an authorized transaction made under the program.

(b) Any Program Eligible Person preparing such a Program must allow for the cancellation of a transaction and/or suspension of a Program upon notice and request by the Company to the extent the Program or any proposed trade (i) fails to comply with applicable law (e.g., exceeding the number of shares which the Program Eligible Person may sell under Rule 144 in a rolling three month period), or (ii) would create material adverse consequences for the Company (e.g., due to the imposition of lock-up agreements on the Company officers).

(c) No Program may be established at a time when the Program Eligible Person is aware of material nonpublic information.

(d) Once a Program is prepared, it cannot be changed or deviated from (as opposed to the termination thereof), except (i) with notice to the Company’s Chief Legal Officer and (ii) at a time when the Program Eligible Person is permitted to trade in the Company’s stock under this Policy (i.e., during the trading window when the Program Eligible Person is not otherwise blocked from trading and when the Program Eligible Person is not aware of material nonpublic information).

(e) All Programs must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws (including, without limitation, Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. The Company may immediately terminate any program that it determines was put in place either (i) not in good faith or (ii) as part of a plan or scheme to evade the prohibitions of the securities laws.

The key terms of the Company policy, set forth herein and in Section 4, above, and Programs established pursuant to it (and trades made pursuant thereto) may be disclosed to the public through a press release, by placement on the Company’s website or through other means to be determined by the Company in its discretion. The Company shall not have any liability to any Program Eligible Person as a result of the establishment of a program, any Company disclosure with respect thereto, or any cancellation or transactions and/or suspension of a Program as discussed above.